Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

						THREE MONTHS
						ENDED
		TWELVE MONTHS ENDED DECEMBER 31,				MARCH 31,
(in thousands, except ratio)	2007	2008	2009	2010	2011	2012
Loss from continuing operations before taxes	$(398,201)	$(378,571)	$(240,542)	$(80,497)	$(32,732)	$(3,021)
Share of distributed (income) loss of
50%-or-less-owned affiliates,
net of equity pickup	(395)	43,926	(308)	3,705	976	(110)
Amortization of capitalized interest	39,112	57,700	51,477	40,791	32,068	7,819
Interest	43,093	37,348	46,949	55,615	56,635	14,181
Less interest capitalized during the period	(57,530)	(44,893)	(35,931)	(31,221)	(38,032)	(10,253)
Interest portion of rental expense	8,564	7,114	4,354	3,733	2,360	480
(LOSS) EARNINGS	$(365,357)	$(277,376)	$(174,001)	$(7,874)	$21,275	$9,096

Interest	$43,093	$37,348	$46,949	$55,615	$56,635	$14,181
Interest portion of rental expense	8,564	7,114	4,354	3,733	2,360	480
FIXED CHARGES	$51,657	$44,462	$51,303	$59,348	$58,995	$14,661

DEFICIENCY	$(417,014)	$(321,838)	$(225,304)	$(67,222)	$(37,720)	$(5,565)

Ratio of earnings to fixed charges	-	-	-	-	-	-